Adastra Announces a Record Production Month and Management Changes

LANGLEY, BC, March 29, 2022 /CNW/ - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a Health Canada Licensed cannabis company focused on processing, sales, organoleptic and analytical testing, is pleased to report that its wholly owned subsidiary Adastra Labs Inc. achieved a record month of production volume in February, more than doubling outputs.

Adastra Announces a Record Production Month and Management Changes (CNW Group/Adastra Holdings Ltd.)

Hydrocarbon Extraction Output Increased by 24%

Since February, hydrocarbon extraction and processing run times more than doubled, increasing from an average of 2.5 runs per day to 6 runs per day, which equates to 48 kilograms of cannabis biomass extracted each day. In February, a total of 570.9 kilograms of cannabis biomass was extracted. 710.4 kilograms of cannabis biomass has been extracted in March, accounting for a 24% increase in production; this is representative of just one of Adastra's active processing lines.

The significant growth in cannabis biomass extraction was achieved by adding shifts and extending hours during the week. There has been an increase in demand for hydrocarbon-extracted shatter products for Adastra's 100% owned brand, Phyto Extractions, and fulfillments for the Company's co-manufacturing brands, along with the preparation for the launch of a highly-anticipated brand next month. The increased demand has led to seven hydrocarbon production runs per day, or approximately 56 kilograms of cannabis extracted daily. This does not account for Adastra's cryo-ethanol production line, and brings Adastra closer to achieving its goal of $5 million per month in sales by Summer 2022.

Filling and Packaging Increased by 75%

In February, the production team filled and packaged 100,511 vaporizer cartridges and finished products. In March, 75,875 cartridges were filled in two weeks, with an anticipated total of 118,346 cartridges to be filled and packaged by the end of this month.

Filling increased from 6,000 cartridges to 10,500 cartridges per day, accounting for a 75% increase in one month.

"I am extremely proud of our team's commitment and performance which has enabled us to achieve another record production month," said Michael Forbes, Chief Executive Officer and Director, Adastra. "With more SKUs launching and co-manufacturing brands coming to market this Spring and Summer, Adastra intends to invest in more processing equipment, along with automation hardware and software to drive costs down and increase production outputs."

Corporate Update

Adastra announces a recent update to its leadership structure with the departure of Chief Operating Officer, Corporate Secretary and Director, Donald Dinsmore, and the appointment of Michael Forbes as Corporate Secretary.

Donald Dinsmore commented, "After nearly four years of proudly working to build the Adastra team, I am parting ways to pursue other business endeavours. I look forward to what the future has to offer for both myself and the growth of Adastra."

"On behalf of the Board of Directors and the Company, I want to thank Donald for his guidance and support in growing Adastra," said Michael Forbes. "We wish him all the best in his next venture."

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use and medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra is known for its popular line of Phyto Extractions branded cannabis concentrate products available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, BC, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD by applying for a Controlled Substances Dealer's Licence, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, with the recent acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary centre for medical cannabis and psychedelic therapies, working alongside doctors and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients.

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements with respect to: increased production volume; addition of processing, filling and packaging shifts; investment in equipment and automation hardware and software to drive costs down and increase production; anticipated new products, and the adoption thereof; goal of achieving $5 million a month in sales by Summer 2022; an anticipated total of 118,346 cartridges to be filled and packaged by the end of this month; and the timelines set out herein. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. These and all subsequent written and oral forward looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward looking statements.

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's expected goal of achieving $5 million a month in sales by Summer 2022 and anticipated total of 118,346 cartridges to be filled and packaged by the end of this month, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above paragraph. The actual financial results of the Company may vary from the amounts set out herein and such variation may be material. The Company and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI. FOFI contained in this news release was made as of the date hereof and was provided for the purpose of providing further information about the Company's anticipated future business operations. Readers are cautioned that the FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Adastra Announces a Record Production Month and Management Changes (CNW Group/Adastra Holdings Ltd.)

SOURCE Adastra Holdings Ltd.

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%SEDAR: 00007921E

For further information: Michael Forbes, CEO & Director, P: (778) 715 5011, E: michael@adastraholdings.ca

CO: Adastra Holdings Ltd.

CNW 07:30e 29-MAR-22